First Financial Holdings, Inc.

Charleston, South Carolina

A. Thomas Hood

President and CEO

September 13-14, 2004

- Introduction

Slide 2


Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2003. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.


Slide 2
- Forward-looking statement

Slide 3


First Financial Holdings, Inc.
Charleston, South Carolina
First Federal
FIRST SOUTHEAST
Investor Services, Inc.
FIRST SOUTHEAST
Insurance Services, Inc.
The KIMBRELL
Company, Inc.
FIRST SOUTHEAST
Fiduciary & Trust Services, Inc.
KINGHORN
Insurance Services, Inc.
PREFERRED
Markets, Inc.
JOHNSON
Insurance Associates, Inc./
Benefit Administrators, Inc.
ATLANTIC
Acceptance Corp.

<u>Slide 3</u>

First Financial's operations are conducted primarily through five companies - the bank - First Federal, the First Southeast group, consisting of a full service broker/dealer - First Southeast Investor Services; First Southeast Fiduciary and Trust Services, which provides trust services to bank customers and others; and one of South Carolina's largest insurance agencies - First Southeast Insurance Services -- and a managing general agency operating under the Kimbrell Insurance Group (a wholesaler of insurance solutions to independent agencies). Atlantic Acceptance is a premium finance company.

Slide 4


Outline

- Corporate Profile
- Strategic Direction
- Sales and Service Excellence
- Human Capital
- Insurance Sales and Services
- Non-Interest Income Growth
- Distribution Channels
- Markets Served
- Financial Performance


<u>Slide 4</u>

To outline the presentation, I will:
- Give you a quick profile of first financial;
- Describe the strategic direction of the company;
- Talk about our commitment to sales and service excellence;
- Discuss a key strength -- our people;
- Discuss our insurance sales and services and our focus on non-interest income growth;
- Briefly describe our distribution systems and the markets we serve;
- And, review financial performance.

Corporate Profile

- 3rd largest financial institution headquartered in South Carolina
- Broad-base of banking, investment and insurance products serving consumers and businesses
- Significant presence in attractive, high growth coastal markets
- One of the largest independent insurance agencies in South Carolina

Slide 5   -   Corporate Profile
(read slide)

Corporate Profile
June 30, 2004
(amounts in thousands)

A Community Bank offering consumer and business banking, insurance, investment and trust products and services

- NASDAQ ticker FFCH
- Total Assets $ 2,451,872
- Net Loans $ 1,812,462
- Total Equity $ 163,225
- Equity/Assets 6.66%
- Market capitalization $ 356,737
- 5 Year Average Compounded Growth Rate
  - Assets 4.09%
  - Net Income 6.26%
  - Earnings per share 7.58%

(read slide) - (at June 30, 2004)

Corporate Profile
Household Relationships
June 30, 2004

114,575 Banking households served

25,617 Insurance households served

5,244 Investment/Trust households served

44% Households with 3 or More Products

64% 50-Plus Club Households with 3 or More Products

56% Retail Households With A Demand Account Relationship

11% Insurance Households with a Bank Relationship

Slide 7

As to our customer profile:
- We serve over 114 thousand banking households;
- Almost 26 thousand insurance households;
- More than 5,000 investment or trust households;
- 44% of banking households have 3 or more banking services;
- 64% *50+* households have 3 or more banking services;
- 56% of our banking households have a demand account relationship with the bank.
- And, 11% of our insurance households have a banking relationship.

Corporate Profile
History

- First Federal of Charleston was chartered in 1934.
- First Federal converted to a federally-chartered stock company in November 1983.
- First Financial Holdings, Inc. incorporated in Delaware in September 1987 with reorganization of First Federal into holding company effective June 30, 1988.
- First Financial acquired Peoples Federal Savings and Loan Association, Conway, SC, on October 9, 1992.
- First Financial's acquisition of Investors Savings Bank of South Carolina in Florence, SC was completed in November 1997. Investors Savings was merged into Peoples Federal.
- First Federal and Peoples Federal consolidated into one charter August 30, 2002.

Slide 8　　　　-　　　History　　　-　　　*(read slide)*

Strategic Direction

- Major Commitment to Sales and Service Excellence
- Build and Retain the High-Quality Workforce/Family-Friendly Workplace
- Continued Expansion of Insurance, Investment and Trust Businesses - the First Southeast Group
- Aggressive sales of Bank Products and Services in Insurance Households
- Continued Efforts to Accelerate Non-Spread Revenues
- Continued Investments in Retail Banking Offices and Other Distribution Channels in Attractive Markets
- Expansion of Internet Banking Products and Services
- Increased Emphasis on Sales of Banking Products and Services for Small and Medium-sized Businesses

Slide 9 -   Strategic Direction   -   *(read slide)*

Slide 10

Sales and Service Excellence

- Strong Culture of Service Excellence
- Cohen Brown Sales Program "Champions"- Introduced in 1997
- Absolute Commitment to Sales Excellence at Every Level
- "Breakthrough Service" Program Initiated in Fiscal 2001

Slide 10

- All of our companies have an exceptional history of service excellence.
- In 1997, we introduced the "champions" program to every person in the company.
- And, there is a very, very strong commitment to the program at every level of the organization.
- Weekly sales meetings are held in all retail and service units.
- We have changed the company's culture from service excellence to one of sales and service excellence.
- In 2000, we introduced a program modeled after the "champions" program for all of our service employees called "break-through service," which has now been rolled out to all our First Southeast companies.

Slide 11

First Financial's Human Resources Strategies

- Experienced, Motivated Management Team
- Qualified, Well-trained Staff
- Appropriate Levels of Authority and Responsibility
  - Decisions Made in Front of Customers
- Increasing Use of Incentive based compensation
  - 37.7% of Total Employees Incentive Based

<u>Slide 11</u>

- We have a very experienced management team.
- Significant resources are invested in staff training -- no teller, financial services representative goes before a customer before completing a rigorous training program.
- We have a very strong sales and service culture.
- Our people make decisions in front of customers (absolutely essential to a successful community bank model).
- All lenders, financial services representatives, trust and investment sales personnel - all receive incentive based compensation.
- In fact almost 38% of all of our management and employees are now incentive compensation based.

Slide 12

Corporate Profile
Executive Management

Name	Title	Age	Experience
A. Thomas Hood	President & CEO	58	28 years
Susan E. Baham	Executive Vice President & CFO	54	32 years
Charles F. Baarcke, Jr.	Executive Vice President & Chief Lending Officer	57	29 years
John L. Ott, Jr.	Executive Vice President, Retail Banking	56	33 years

<u>Slide 12</u> - Executive Management - *(read slide)*

Corporate Profile
Senior Management

Name	Title	Age	Experience
Mark R. Adelson	SVP Investments	50	22 years
Robert C. Bailey	SVP Branch Admin.	53	27 years
Elton K. Carrier	SVP Commercial Lending	61	30 years
Kenneth J. Clair	SVP Lending & Loan Op.	49	28 years
Charles L. Clark II	SVP Loan Servicing	60	36 years
R. Bruce Copeland, Jr.	SVP Marketing	46	19 years
C. Alec Elmore, Jr.	SVP Northern Region	43	22 years
Mark G. Endres	SVP and Controller	61	33 years
Jerry P. Gazes	SVP Human Resources	56	30 years
Betsy B. Lewis	SVP Internal Audit	45	18 years
Allison A. Rhyne	SVP Insurance Services	51	25 years
Robert F. Snyder, Jr.	SVP Support Services	54	33 years
Richard H. Stoughton	SVP Information Systems	58	29 years

Slide 13 -   Senior Management   -   *(read slide)*

Family Friendly Workplace

- A Strong Commitment to Supporting Family Friendly Policies and Programs in the Workplace
- Flexible Employee Volunteer Program for Schools and Non-profits
- Tuition Reimbursement/Tuition Grant Programs for Full and Part-time Employees
- Flexible Work Schedules and Part-time Options
- Childcare Resource and Referral Service
- Childcare Subsidy Program
- Elder Care

Slide 14

- First Financial places significant emphasis on supporting family friendly policies and programs in the work place.
- We make it very easy for our employees to volunteer for schools and non-profit organizations. (It is part of our culture.)
- We have tuition reimbursement and grant programs for both full-time and part-time employees.
- We offer flexible work schedules and part-time employment opportunities.
- We offer a child care resource and referral service and subsidize employee child care expenses.
- We also offer elder care referral services and may add a subsidy program.

Slide 15



Human Capital
Average Years with the Company
June 2004
Years
20
16
12
8
4
0
18
12
11
9
7
7
5
Mgmt. Team
Sales Office Manager
Mortgage Division Team
Financial Services Reps.
Investment Officers
Insurance Reps.
Tellers

<u>Slide 15</u>

- One of our key advantages is the quality, knowledge and experience of our management team.
- They average 18 years of experience with the company and 25 years experience in banking, investment, trust or insurance.
- Retail sales office managers average 12 years with our company, and bank retail sales personnel have significant levels of experience.
- Our insurance representatives average 7 years with our company and 15 years of industry experience.
- Our investment representatives average 7 years with first southeast and 19 years of experience.
- Our tellers average five years with our company and full-time tellers average five and one-half years with the bank.

Performance Drivers
(as of June 30, 2004)

- Targets for Management Team Stock Ownership- One to Four Times Compensation
- Specific Goals for Management Performance Plan - ROE Driven
- Performance Plan for Directors - ROE Driven
- 63% Employees Have Earned Stock Options
- 90% Employees Own Company Stock
- 17% of Shares Owned by Directors, Officers & Employees

Slide 16

All of the Companies' compensation and benefit systems are linked to superior performance:

- The vast majority of the 40 members of our management team exceed their targets for stock ownership ranging from one times total salary to four times total salary;
- All members of the management team participate in a performance-based compensation or bonus plan;
- Our directors' performance plan is ROE target driven;
- 63% of our employees participate in our stock option plan;
- 90% of our employees own First Financial stock;
- And, insider ownership now totals 17%.

Insurance Sales and Service
Retail Agency Profile

- Total Revenues: $14.7 million
- 44% Personal Lines/ 56% Commercial Lines
- Major Companies represented: Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Companion, Hartford and Chubb
- Total Insurance Households: 25,617
- Largest Independent Allstate Representative in the United States.

Slide 17

We have been in the insurance agency business since 1986. Total insurance revenues for fiscal 2003 were just over $14.7 million with 44% coming from personal lines and 56% from commercial lines. Some major companies represented include Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Companion, Hartford and Chubb. In fact, First Southeast Insurance is the largest independent Allstate representative in the nation.

Slide 18

Insurance Sales and Service
Wholesale Agency Profile

- Acquired January 29, 2004
- Number of active producing agencies 1,868
- Premium Volume breakdown

– Personal Excess & Surplus Lines	19%
– Commercial Excess & Surplus Lines	34%
– Workers Compensation	30%
– Non-standard Commercial Auto	9%
– Commercial Brokerage	5%
– Standard Commercial & Bonds	3%

- Special Programs in Excess & Surplus
  - Non-standard Homeowners Program
  - High Value Homeowners Program
  - Coastal Properties
  - Restaurants
  - Residential Care and Home Health Care
  - Intermediate and Long Haul Trucks

<u>Slide 18</u>

- The Kimbrell/Preferred Markets companies and Atlantic Acceptance Corporation were acquired in January.
- They service over 1,800 producing agencies.
- premium volume breakdown is as follows:

▪ Personal excess & surplus lines	19%
▪ Commercial excess & surplus lines	34%
▪ Workers compensation	30%
▪ Non-standard commercial auto	9%
▪ Commercial brokerage	5%
▪ Standard commercial & bonds	3%

Slide 19



<u>Slide 19</u>
Insurance revenues increased 38% for fiscal 2003, mostly as a result of the Johnson/Woodruff Insurance acquisition in fiscal 2002. Year-to-date in fiscal 2004, insurance revenues are up 29% over the same period in fiscal 2003.

Slide 20

Insurance Acquisitions
(amounts in millions)

Company	Date	Market	Premiums Written
Adams Insurance	1990	Personal lines	$ .8
Magrath Insurance	1992	Mixed lines	$ 3.9
Epps-McLendon	1995	Personal lines	$ 3.4
Associated Insurors	2000	Commercial lines	$ 11.5
Kinghorn Insurance	2001	Mixed lines, group health	$ 21.0
Johnson Insurance	2002	Commercial lines, Third Party Administrator	$ 18.0
Woodruff Agency (merged - Johnson Ins.)	2003	Commercial lines	$ 5.0
The Kimbrell Group	2004	MGA—Excess, Surplus and Standard Lines	$ 27.0

Other Insurance Operations

First Southeast Reinsurance		Private mortgage reinsurance
Family Financial (14.3% ownership)		Reinsures contractual liability policies written in conjunction with debt protection programs.

Slide 20
We have increased revenues significantly through acquisitions. In the past five years we have added over $82 million in premiums. In addition we operate a private mortgage reinsurance company, which reinsures mortgage insurance on loans originated by the bank. We also are an investor (own 14.3%) in Family Financial – a life insurance company headquartered in Louisiana that reinsures liability policies written in debt protection programs.



Non-interest income from insurance, brokerage, and trust services is growing much faster than other non-interest income and totaled more than $16 million in fiscal 2003, up 33%. Year-to-date fiscal 2004 revenues are up 28% over the first nine months.



- Total non-interest revenues have grown 124% over the last three fiscal years with substantial growth in insurance and brokerage revenues.
- Total non-interest revenues were up 32% in fiscal 2003, and are up 8% thus far in 2004.
- Non-interest revenues now total 35% of total revenues.

Slide 23


Other Income Distribution
Fiscal 2003
$4,849
Other
12%
$9,158
Mortgage
Banking/loan
servicing
22%
$10,604
Deposit Fees
26%
$2,634
Brokerage and
Trust
6%
$13,720
Insurance
34%

Slide 23 - Other Income Distribution

(read slide)



Slide 24
Strong growth in demand deposits-both retail and commercial accounts -- has resulted in significant growth in deposit account fees (which were up 10% in 2002, 13% in 2003 and are up 8% year-to-date in fiscal 2004).

Slide 25


First Financial Holdings, Inc.
Markets
Lake Wylie
Florence
Lake City
Conway
Sunset Beach, NC
Myrtle Beach
Columbia
Charleston
Hilton Head Island
Retail Banking Offices
First Southeast Insurance Services
Kimbrell Insurance Group
First Southeast Investor Services
First Southeast Fiduciary and Trust Services

Slide 25

First Financial does business in four primary markets: the Charleston area, the Grand Strand/Myrtle Beach area, the Florence market and yhe Hilton Head/Bluffton market. We also serve several other markets, including Georgetown and Brunswick County in North Carolina.

- We have 46 bank sales offices -- 3 in Hilton Head, 22 in the Charleston area, 16 in the Grand Strand area and coastal North Carolina, and 5 in Florence.
- 5 of these locations are in Wal*Mart superstores – monthly these branches produce 3 times the number of demand account relationships of traditional branches.
- We have a commitment to open 4 more stores in the next year to 18 months -- 2 will be opened before the end of the calendar year.
- We have 11 insurance sales offices (including our recent Kimbrell/Preferred Markets acquisitions in Murrells Inlet, SC). These offices currently produce $95 million retail and $27 million wholesale in premiums annually. In 2001 we opened our first office in Brunswick County, North Carolina.
- We have 14 investment and trust offices located inside bank sales office locations throughout the region.
- Assets under care/management in our investment and trust business now exceed $360 million.

Distribution Systems

- Bank sales locations   46
  - 5 Bank Sales offices in Wal*Mart Superstores
  - Commitments for 4 new Wal*Mart Superstores in the next 12 to 18 months
- Insurance sales
  - Locations   11
  - Premiums written
    - Retail/Commercial $ 95 million
    - Wholesale $27 million
- Investment centers and Trust offices   14
  - (Located in Bank Sales Offices)
  - Assets under care/management $ 360 million
- ATMs   49

- And, a system of 49 ATMs.

Slide 27



<u>Slide 27</u>

- We have a rapidly growing internet banking service we introduced in may 2000.
- At June 30, we have over 22% of total bank households and over 29% of deposit households using this service.

Market Characteristics

	Population 2000[1]	Pop. Growth 1990-2000[1]	Job Growth 1990-2000[2]	Per Capita Income 2000[1]	Unemployment[2] July 2004	Residents 55+ 2000[1]
Charleston MSA	549,033	8.3%	19.8%	$26,282	4.7%	18.9%
Myrtle Beach MSA	196,629	36.5%	45.3%	$23,315	3.6%	26.3%
Florence MSA	125,761	10.0%	12.3%	$24,517	8.1%	21.0%
Beaufort Co.	120,937	39.9%	50.8%	$32,112	3.3%	26.1%
Georgetown Co.	55,797	20.5%	15.3%	$21,892	11.4%	26.7%
Brunswick Co., NC	73,143	43.5%	40.8%	$20,178	4.5%	31.6%
FFCH Markets	**1,121,300**	**18.2%**	**26.4%**	**$25,576**	**5.0%**	**22.4%**
SC	**4,012,012**	**15.1%**	**14.0%**	**$23,538**	**6.0%**	**21.4%**
US	**275,306,000**	**13.2%**	**13.9%**	**$28,546**	**5.5%**	**20.4%**

[1] US Census Bureau
[2] NC & SC Employment Securities Commissions

Slide 28

- Our markets include 28% of the population in South Carolina.
- Population is growing significantly faster in First Financial markets than in South Carolina and the country.
- Job growth in the most recent 10-year period in First Financial markets is almost double the growth of South Carolina and the country.
- Per capita income is above the South Carolina average.
- Of particular importance, these markets have a larger concentration of residents 55 and older, an important target group for the bank and the First Southeast group.

Well Positioned In Key Markets

June 30, 2003

(amounts in millions)

Deposits

Institution	Share	Institution	Share
Charleston MSA - $6,812,597 total deposits		**Myrtle Beach MSA** - $3,579,033 total deposits	
1. Wachovia	17.5%	1. Coastal	16.0%
2. Bank of America	14.9%	2. Carolina First	14.3%
3. First Federal	13.6%	3. Conway National Bank	13.6%
4. South Carolina FCU	11.5%	4. Bank of America	8.7%
5. First Citizens	5.4%	9. First Federal	5.3%
Beaufort County - $2,329,804 total deposits		**Florence MSA** - $1,520,810 total deposits	
1. SunTrust	18.6%	1. BB&T	16.5%
2. Bank of America	14.7%	2. Wachovia	16.4%
3. Wachovia	13.6%	3. First Federal	10.9%
4. South Carolina B&T	6.9%	4. First Reliance Bank	7.9%
12. First Federal	3.4%	5. Citizens Bank	6.7%
Georgetown County - $784,937 total deposits		**Brunswick County** - $993,759 total deposits	
1. Carolina First Bank	21.6%	1. BB&T	49.1%
2. Plantation FSB	19.6%	2. Security Savings Bank	18.9%
3. First Citizens	10.7%	3. Coastal Federal	10.4%
4. First Federal	10.5%	4. First Citizens Bank & Trust	7.5%
5. Wachovia	8.6%	8. First Federal	0.9%

All data from Sheshunoff BranchSource 2004 (data as of June 30, 2003)
except Brunswick County - FDIC data as of 6/30/03

Slide 29

First Financial enjoys significant shares in key deposit markets.

Forbes Best Places

- *Forbes* published an article "150 Biggest Regions" in their May 24, 2004 issue.
- The article stated "The best metro areas [in the US] to launch a business or a career often center around Universities that offer a diverse, educated work force and, especially when they are far from big cities, relatively low costs. Such regions are also attractive places to live, judging by the patterns of migration."
- The article evaluated Business Costs, Living Expenses, Crime Rates, College Degree Attainment, Unemployment and Cultural and Leisure Activities.
- Charleston ranked #22 on this list.
- Forbes also ranked small regions. Myrtle Beach ranked #93 and Florence ranked #128.

Slide 30

read slide

Financial Performance

A brief review of our recent financial performance.



Slide 32
We are approximately $2.5 billion in assets at June 30, 2004. The lack of asset growth in recent periods is the result of a much larger proportion of single-family real estate loans being sold in the secondary market and our focus on acquiring service related businesses.

Slide 33



Slide 33
Our loan composition continues to change.
- We continue to put more emphasis on expanding consumer and business lending.
- As a result, those balances have continued to grow as a part of our total loan portfolio.
- Consumer, construction, and commercial business and real estate loans now represent 43% of total loans.

Slide 34

Credit Quality









Slide 34

At the end of fiscal 2003, non-performing assets were 61 basis points of total assets. Net charge-offs have been very low for the past five years and were 38 basis points in fiscal 2003. Obviously larger portfolios of commercial and consumer loans have resulted in increased levels of charge-offs.

Problem Assets

June 30, 2004
(amounts in thousands)

Non-accrual Loans	$ 8,605
Loans 90 Days or More Past Due	98
Renegotiated Loans	0
REO through Foreclosure	4,325
TOTAL	$ 13,028
NPA/Total Assets	.53%
YTD Annualized Net Charge-offs /Average Net Loans	.34%
Allowance/Non-Performing Loans	170%

Slide 35
Total problem assets were $13 million at June 30, 2004, down 10% from June 30, 2003.

Slide 36


Deposit Composition
June 30, 2004
(amounts in millions)
$416
Checking
28%
$643
CDs
44%
$245
Money Market
17%
$164
Statement
Savings
11%

<u>Slide 36</u>

Transaction accounts-checking, money market deposits and statement savings now make up 56% of total deposits. Certificates of deposit are substantially all in market, retail deposits.



Demand Deposits
(amounts in millions)

Slide 37
- The company continues to grow lower costing demand deposit balances with considerable growth in our seniors banking program.
- Balances of demand deposits were up 21% in fiscal 2003 and are up 8% the first nine months of fiscal 2004 as compared to the same period in fiscal 2003.



Slide 38
Net interest income has declined 3% over the same nine-month period last fiscal year. This is due in part to continued loan repricing and a slowing of liability repricing.



During fiscal 2003 the spread was 3.66% and for the nine months ended June 30, 2004 declined to 3.35%.



The Fed's actions lowering short-term interest rates over the past several years had a significant impact on deposit interest costs. The Fed began to tighten in late June 2004. Due to timing, this had no effect on cost of deposits for this quarter.

Slide 41



The bank efficiency ratio has been below 58% for several years. If you exclude the FHLB advance prepayment fee incurred in the June quarter, the ratio for the first nine months of fiscal 2004 would be 56.41%.



Slide 42
Net income increased 37% over the past three fiscal years. Fiscal year to date net income is down 10% due primarily to lower gains on the sale of loans and a decline in net interest income.

Slide 43



Core Earnings Per Share
(diluted)
Sep-98
$1.21
Sep-99
$1.40
Sep-00
$1.47
Sep-01
$1.64
Sep-02
$2.04
Sep-03
$2.07
9 mo. Jun-03
$1.54
9 mo. Jun-04
$1.42

Slide 43

Core earnings per share were up 41% over the past three fiscal years, but are down year to date 2004.



Slide 44
Return on equity exceeded 15% for the past five fiscal years and was 16.7% for our latest fiscal year. We are currently just under 15% for the first nine months of 2004.



Slide 45   -   Stock Performance
This tracks our performance over the last two years.



Consistent Dividend Growth

*9 months annualized

The company increased its cash dividend in the first quarter of fiscal 2004 to 22 cents per share, a 16% increase over the prior year. Cash dividend increases have averaged 14% over the past three fiscal years.

Stock Repurchase Programs

Starting Date	Ending Date	Shares Authorized	Shares Repurchased
5/27/03 -	11/30/04	650,000	548,600*
10/25/02 -	6/30/03	650,000	650,000
9/17/01 -	9/30/02	600,000	477,800
2/25/00 -	9/30/00	500,000	93,300
10/23/98 -	6/30/99	500,000	500,000
7/29/96 -	3/31/97	250,000	93,100

* As of September 9, 2004

Slide 47
We have been a very active repurchaser of our common stock over the last three years. Currently, we have repurchased over 84% of the current 650 thousand share repurchase plan, which expires November 30, 2004.